EXHIBIT 99.1

Cool Company Ltd. formation update

Golar LNG (“Golar”) is pleased to provide an update on the formation of Cool Company Ltd. (“CoolCo”). Reference is made to the announcement on 15 December 2021 regarding Golar’s announced execution of a Terms Agreement to separate its 8 TFDE LNG carriers into CoolCo.

CoolCo will have an initial market capitalization of approximately $375 million and Golar will retain a shareholding of a minimum of $125 million. As part of the transaction CoolCo plans to raise around $250 million of external equity through a private placement of equity (“Private Placement”). Eastern Pacific Shipping (“EPS”) has pre-subscribed and guaranteed an allocation of a minimum of $150 million in the contemplated private placement, making EPS the largest shareholder of CoolCo. Proceeds from the private placement, together with the debt facilities described below, will be used to fund the acquisition of 8 TFDE LNG carriers from Golar LNG and for CoolCo’s working capital and general corporate purposes. CoolCo will immediately list on the Oslo OTC exchange and expects to list on Euronext Growth Oslo (“Listing”) during February 2022. CoolCo will also target an additional listing on an internationally recognized stock exchange during 2022.

A credit approved and committed bank term sheet for a new sustainability linked $570 million bank facility that will finance the acquisition of 6 of the 8 carriers that CoolCo will acquire from Golar has been arranged. The existing lease financing on two vessels, Golar Ice and Golar Kelvin, will remain and be transferred to CoolCo. The total debt on CoolCo’s assets will be approximately $810 million at inception.

Agreements in principle for CoolCo to acquire the commercial and technical organization associated with the operation of Golar’s owned and operated shipping and FSRU assets for a total consideration of $5 million have also been reached.

In connection with the contemplated equity private placement and Euronext Growth IPO, CoolCo has engaged Clarksons Platou Securities and DNB Markets, a part of DNB Bank ASA, as Joint Global Coordinators and Joint Bookrunners, ABG and Fearnleys as Joint Lead Managers and Joint Bookrunners and Nordea and Danske as Joint Managers.

The formation of CoolCo is expected to be concluded within Q1 2022 subject to market conditions.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations, including the consummation of transactions contemplated by the Terms Agreement, including the Listing and expected equity and debt financing. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future pursuant to the Terms Agreement or are anticipated for Golar’s LNG carriers and the formation of CoolCo are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements.

These statements are not guarantees of future performance of the transactions contemplated by the Terms Agreement or CoolCo’s LNG business activities and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted with respect to the Terms Agreement or the successful consummation of the transactions necessary for the creation, financing and listing of CoolCo. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Golar LNG Limited undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise, unless required by applicable law.

Hamilton, Bermuda

January 20, 2022

Enquiries:

Golar Management Limited: + 44 207 063 7900

Karl Fredrik Staubo - CEO

Eduardo Maranhão - CFO

Stuart Buchanan - Head of Investor Relations

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act